May 17, 2005


Mail Stop 4561

VIA U.S. MAIL and Fax (301) 340-9641

Frederic Richardson
3470 Onley-Laytonsville Rd #118
Olney, MD 20832

Re:	Innofone.com, Inc.
	Form 10-KSB for the year ended June 30, 2004
	File No. 000-31949

Dear Mr. Richardson:

      We have reviewed your response letter dated April 28, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure and for an amendment to the Form 10-KSB.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB filed 2/18/05

Item 6. Management`s Discussion and Analysis or Plan of Operation

1. We note from the MD&A discussion on page 4 that $330,000 of salaries and expenses were paid by the Company by issuing shares rather than cash. Please tell us over what period these salaries and expenses were incurred and whether they relate to the accounts payable and accrued expenses balance as of December 31, 2003 that were "forgiven". Based on the information in Note 3, we understand that the financial statements reflect shares issued for consulting services in 2004 but not shares issued for salaries and expenses. Since the financial statements should reflect all costs of doing business in accordance with SAB Topics 1B and 5T, please explain to us how the salaries and expenses were accounted for. In addition, tell us the value of the consulting services received in exchange for the 7,060,000 shares reflected in Note 3 and where the related expense is reflected in the Statement of Operations.

Auditors` Report

2. We note your response to the first part of comment 1 and understand you will amend the Form 10-KSB to include the conformed signature of Danziger and Hochman on their audit report.

3. We note your response to the second part of comment 1 and it appears that your management and accounting records are currently located in the United States. In addition it appears the majority of the audit work is conducted in the United States. Therefore, the Company should make arrangements for its audit to be performed on a prospective basis by an accounting firm licensed and located in the
United States.

Notes to the Financial Statements

Statement of Operations

4. We note your response to comment 2. We are unable to concur with your treatment of these items as extraordinary under APB 30. Please make the appropriate revisions. Refer to the disclosure required for unusual or infrequent occurring items in paragraph 26 of APB 30. In addition, further describe to us the "forgiveness of debt" transaction whereby the entire balance of your accounts payable and accrued liabilities as of December 31, 2003 were forgiven. Were these amounts owed to related parties or to independent third parties? If the former, what consideration did you give to accounting for the transaction as a capital transaction?

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please include proposed revisions for future filings as necessary. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Monica Brame, Staff Accountant, at (202) 551-3473 or me at (202) 551-3780 with any other questions.


						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant
Innofone.com, Inc.
May 17, 2005
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